EXHIBIT 99.2

For Immediate Release	Date: April 24, 2024
24-13-TR

Teck Reports Unaudited First Quarter Results for 2024

Increasing copper production with QB ramp-up and completion of all major construction

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2024.

"All outstanding major construction at our QB operation was completed in the first quarter, including the shiploader and molybdenum plant, and we marked the first shipment of concentrate from the completed port facility," said Jonathan Price, President and CEO. "We had strong first quarter performance across our business, generating $1.7 billion of Adjusted EBITDA1 with steadily increasing quarterly copper production as QB ramp-up advances, and we continued to return cash to shareholders."

Highlights

•	Adjusted EBITDA[1] of $1.7 billion in Q1 2024 was driven by strong prices for steelmaking coal and copper, partly offset by lower zinc prices and lower steelmaking coal sales volumes. Profit from continuing operations before taxes was $741 million in Q1 2024.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $392 million, or $0.76 per share, in Q1 2024. Profit from continuing operations attributable to shareholders was $343 million, $0.66 per share, in Q1 2024.
•	Our liquidity as at April 24, 2024 is $7.1 billion, including $1.6 billion of cash. Excluding the payment of income taxes of $1.3 billion, primarily related to prior years that was anticipated, we generated cash flows from operations of $1.4 billion in Q1, ending the first quarter with a cash balance of $1.3 billion.
•	We returned a total of $145 million to shareholders in the first quarter through the purchase of $80 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $65 million paid to shareholders as dividends.
•	Copper production increased 74% to 99,000 tonnes in the first quarter, with QB producing 43,300 tonnes. QB production was higher than the fourth quarter of 2023, as the operation continues to ramp-up. Average copper prices were US$3.83 per pound in the first quarter and following quarter end, spot copper prices reached two year highs, trading in excess of US$4.40 per pound.
•	At QB, construction was completed and demobilization of the construction workforce was substantially advanced by the end of the quarter. We successfully loaded our first vessel using the shiploader, and the molybdenum plant will be ramped-up in the second quarter of 2024.
•	Zinc in concentrate production increased by 10% to 159,800 tonnes in the first quarter, and sales from Red Dog of 84,600 tonnes were within our previously disclosed guidance.
•	Our steelmaking coal business unit generated $1.4 billion in gross profit before depreciation and amortization[1] in Q1, with sales volumes of 5.9 million tonnes and an average realized steelmaking coal price of US$297 per tonne.
•	We closed the sale of the 20% minority interest in Elk Valley Resources (EVR), our steelmaking coal business, to Nippon Steel Corporation (NSC) on January 3, 2024, with NSC exchanging its 2.5% interest in Elkview Operations, paying US$1.3 billion in cash on closing, plus US$0.4 billion to be paid to Teck from EVR cash flows. Also, on January 3, 2024, POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture for a 3% interest in EVR.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2024

Financial Metrics (CAD$ in millions, except per share data)	Q1 2024	Q1 2023
Revenue	$3,988	$3,785
Gross profit	$1,289	$1,666
Gross profit before depreciation and amortization[1]	$1,919	$2,089
Profit from continuing operations before taxes	$741	$1,856
Adjusted EBITDA[1]	$1,693	$1,972
Profit from continuing operations attributable to shareholders	$343	$1,166
Adjusted profit from continuing operations attributable to shareholders[1]	$392	$930
Basic earnings per share from continuing operations	$0.66	$2.27
Diluted earnings per share from continuing operations	$0.65	$2.23
Adjusted basic earnings per share from continuing operations[1]	$0.76	$1.81
Adjusted diluted earnings per share from continuing operations[1]	$0.75	$1.78

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on Our Copper Growth Strategy

•	Construction of QB was completed and demobilization of contractors was substantially advanced at the end of the quarter.
•	We successfully loaded our first vessel of QB concentrate using the shiploader, and the molybdenum plant will be ramped-up in the second quarter of 2024.
•	Our QB2 project capital cost guidance is unchanged at US$8.6–$8.8 billion.
•	Copper production at QB was 43,300 tonnes during the first quarter, an increase from the fourth quarter as ramp-up continues. Our previously disclosed annual production and unit cost guidance for QB is unchanged.
•	We continued to advance our industry-leading copper growth portfolio, with a focus on completing feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting, particularly at the HVC Mine Life Extension, San Nicolás and Zafranal.

Safety and Sustainability Leadership

•	Our High-Potential Incident Frequency rate was 0.06 in the first quarter, lower than the same period in 2023.
•	We released our 23rd annual Sustainability Report, outlining Teck’s 2023 sustainability performance, including progress in areas such as decarbonization, diversity and working towards a nature positive future.

2	Teck Resources Limited 2024 First Quarter News Release

Guidance

•	There has been no change to our previously disclosed guidance. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 25–29.

2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	465 - 540
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	275 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q2 2024
Red Dog zinc in concentrate sales (000’s tonnes)	50 - 60
Steelmaking coal sales (million tonnes)	6.0 - 6.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 - 2.25
Zinc net cash unit costs (US$/lb.)[1]	0.55 - 0.65
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	95 - 110
Steelmaking coal transportation costs (CAD$/tonne)	47 - 51

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

3	Teck Resources Limited 2024 First Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis is dated as at April 24, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2024 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2023. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our profit from continuing operations attributable to shareholders decreased to $343 million in the first quarter from $1.2 billion in the same period a year ago partly due to our reduced ownership of EVR as described below, lower copper and zinc prices, and higher unit costs at our steelmaking coal and QB operations. In addition, finance expense and depreciation and amortization expense increased compared to the same period last year as depreciation of a majority of our QB assets commenced and interest capitalization ceased, as anticipated. These items were partly offset by higher copper sales volumes and higher realized steelmaking coal prices in the first quarter compared with a year ago.
•	Our profit from continuing operations attributable to shareholders in the first quarter of 2024 includes our 77% ownership interest of Elk Valley Resources (EVR), our steelmaking coal business, as 23% of EVR’s results are attributable to non-controlling interests, which includes Nippon Steel Corporation's (NSC) 20% and POSCO’s 3% ownership in EVR. This is a result of the closing of transactions with NSC and POSCO on January 3, 2024. Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction.
•	In the first quarter, London Metal Exchange (LME) copper prices declined by 5% compared with a year ago and averaged US$3.83 per pound, while LME zinc prices decreased by 22%, averaging US$1.11 per pound. Following quarter end, spot copper prices reached two year highs, trading in excess of US$4.40 per pound.
•	Realized steelmaking coal prices in the first quarter remained above historical averages at US$297 per tonne compared with US$282 per tonne in the first quarter last year. However, steelmaking coal prices began to decline in March, resulting in negative provisional pricing adjustment of $94 million in the first quarter.

Average Prices and Exchange Rates	Three months ended March 31,		Change
	2024	2023
Copper (LME cash – US$/pound)	$3.83	$4.05	(5)%
Zinc (LME cash – US$/pound)	$1.11	$1.42	(22)%
Steelmaking coal (realized US$/tonne)	$297	$282	5%
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35	—%

4	Teck Resources Limited 2024 First Quarter News Release

•	Copper production was 99,000 tonnes in the first quarter, an increase of approximately 42,200, or 74%, compared to a year ago, with QB production increasing and strong performance at Antamina and Highland Valley Copper. Copper in concentrate production from QB was 43,300 tonnes, with ramp-up continuing.
•	Zinc in concentrate production in the first quarter increased by 10% compared to a year ago due to higher production from Red Dog, partly offset by lower zinc production from Antamina. The increase in production at Red Dog was driven by higher mill throughput due to improved online time and mill rates. The decrease in production at Antamina was expected in the mine plan, as the composition of the ore mix moved to a higher copper-only content. At Trail Operations, refined zinc production and sales volumes in the first quarter improved slightly from a year ago.
•	Steelmaking coal production in the first quarter was 6.0 million tonnes, the same as a year ago. Production this year was impacted by an extreme freezing event in mid-January, which resulted in frozen plant components and unplanned downtime. First quarter steelmaking coal sales were 5.9 million tonnes compared with 6.2 million tonnes in the first quarter last year, and within our previously disclosed guidance of 5.9 to 6.3 million tonnes.
•	We remain highly focused on managing our controllable operating expenditures. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are expected to persist through 2024 as reflected in our annual capital expenditure, capitalized stripping and unit cost guidance.
•	On November 13, 2023, we announced the full sale of EVR for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and a minority stake to be sold to NSC. Glencore has agreed to acquire a 77% interest in EVR for US$6.9 billion in cash, payable to Teck on closing and subject to customary closing adjustments. NSC agreed to acquire a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction.
•	Closing of the transaction with Glencore is subject to the satisfaction of customary conditions, including receipt of regulatory approvals, which are underway. While closing could occur earlier, it is expected no later than the third quarter of this year. Closing of the sale of the minority interest in EVR to NSC occurred on January 3, 2024 and cash proceeds of US$1.3 billion were received. Also, on January 3, 2024, POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture for a 3% interest in EVR.

5	Teck Resources Limited 2024 First Quarter News Release

Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

Our profit from continuing operations attributable to shareholders in the first quarter of 2024 includes our 77% ownership interest of our steelmaking coal business EVR, as outlined above.

In the first quarter, profit from continuing operations attributable to shareholders was $343 million, or $0.66 per share, compared to $1.2 billion, or $2.27 per share, in the same period last year, as outlined above.

Adjusted profit from continuing operations attributable to shareholders1 in the first quarter, taking into account the items identified in the table below, was $392 million, or $0.76 per share, compared with $930 million, or $1.81 per share, in the first quarter of 2023. Significant first quarter adjustments to profit, reflected in the table below, include $27 million of share-based-compensation costs and $19 million of inventory write-downs.

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Profit from continuing operations attributable to shareholders	$343	$1,166
Add (deduct) on an after-tax basis:
QB2 variable consideration to IMSA and ENAMI	10	2
Environmental costs	(17)	13
Inventory write-downs	19	—
Share-based compensation	27	18
Commodity derivatives	2	(4)
Gain on disposal or contribution of assets	(6)	(186)
Elkview business interruption claim	—	(68)
Other	14	(11)
Adjusted profit from continuing operations attributable to shareholders[1]	$392	$930

Basic earnings per share from continuing operations	$0.66	$2.27
Diluted earnings per share from continuing operations	$0.65	$2.23
Adjusted basic earnings per share from continuing operations[1]	$0.76	$1.81
Adjusted diluted earnings per share from continuing operations[1]	$0.75	$1.78

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $52 million of after-tax losses ($83 million, before tax) in the first quarter, or $0.10 per share.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
6	Teck Resources Limited 2024 First Quarter News Release

3.
FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2024	2023
Revenue and profit
Revenue	$3,988	$3,785
Gross profit	$1,289	$1,666
Gross profit before depreciation and amortization[1]	$1,919	$2,089
Profit from continuing operations before taxes	$741	$1,856
Adjusted EBITDA[1]	$1,693	$1,972
Profit attributable to shareholders	$343	$1,140
Profit from continuing operations attributable to shareholders	$343	$1,166
Cash flow
Cash flow from operations	$42	$1,092
Property, plant and equipment expenditures	$783	$1,271
Capitalized stripping costs	$318	$310
Balance Sheet
Cash and cash equivalents	$1,295	$2,265
Total assets	$58,326	$53,758
Debt and lease liabilities, including current portion	$7,806	$7,606
Per share amounts
Basic earnings per share	$0.66	$2.22
Diluted earnings per share	$0.65	$2.18
Basic earnings per share from continuing operations	$0.66	$2.27
Diluted earnings per share from continuing operations	$0.65	$2.23
Dividends declared per share	$0.125	$0.625
PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	99	57
Zinc in concentrate	160	145
Zinc – refined	63	62
Steelmaking coal (million tonnes)[2]	6.0	6.0
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	95	59
Zinc in concentrate	99	109
Zinc – refined	62	55
Steelmaking coal (million tonnes)[2]	5.9	6.2
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.83	$4.05
Zinc (LME cash – US$/pound)	$1.11	$1.42
Steelmaking coal (realized US$/tonne)	$297	$282
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from EVR operations in our production and sales volumes, even though we own 77% of EVR effective from January 3, 2024, because we fully consolidate (100%) EVR results in our financial statements.
7	Teck Resources Limited 2024 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Revenue
Copper	$1,078	$763
Zinc	541	616
Steelmaking coal	2,369	2,406
Total	$3,988	$3,785

Gross profit
Copper	$106	$261
Zinc	63	128
Steelmaking coal	1,120	1,277
Total	$1,289	$1,666

Gross profit before depreciation and amortization[1]
Copper	$371	$373
Zinc	126	173
Steelmaking coal	1,422	1,543
Total	$1,919	$2,089

Gross profit margins before depreciation and amortization[1]
Copper	34%	49%
Zinc	23%	28%
Steelmaking coal	60%	64%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2024 First Quarter News Release

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Copper price (realized – US$/pound)	$3.86	$4.07
Production (000’s tonnes)[1]	99	57
Sales (000’s tonnes)[1]	95	59
Gross profit	$106	$261
Gross profit before depreciation and amortization[2]	$371	$373
Property, plant and equipment expenditures	$588	$1,103

Notes:
1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper business unit decreased to $106 million in the first quarter compared with $261 million a year ago (see table below). The decline in gross profit was due to lower copper prices, reduced zinc by-product revenues from Antamina and a loss incurred at QB, as we are progressing ramp-up of production and have now commenced depreciation of the operating assets.

Copper production of 99,000 tonnes was achieved in the first quarter, which was 74% higher than a year ago. The increase was driven by the ramp-up of QB, with the operation contributing production of 43,300 tonnes of copper in concentrate during the quarter, as well as higher production from Antamina, slightly offset by lower production at Carmen de Andacollo due to the impacts of continued extreme drought conditions.

The table below summarizes the change in gross profit in our copper business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2023	$261
Increase (decrease):
Copper price realized	(56)
Sales volumes	183
Unit operating costs	(69)
Inventory write-down	(41)
Co-product and by-product contribution	(18)
Foreign exchange (CAD$/US$)	(1)
Depreciation	(153)
Net decrease	$(155)
As reported in current quarter	$106

9	Teck Resources Limited 2024 First Quarter News Release

Property, plant and equipment expenditures in the first quarter totalled $588 million, including $97 million for sustaining capital, and $414 million for project development expenditures for QB2.

Capitalized stripping costs were $82 million in the first quarter compared with $95 million a year ago.

Markets

In the first quarter, average London Metal Exchange (LME) copper prices were 5% lower than the same period a year ago. However, prices rose through the quarter and ended the first quarter just above US$4.00 per pound. Following quarter end, spot copper prices rallied further reaching two year highs, trading in excess of US$4.40 per pound, attributable to continued global mine disruptions and increased demand. Global demand in 2024 is expected to remain strong. Demand in Europe is slowly recovering as a result of lower energy costs, and lower imports in the first quarter should support stock recovery through the remainder of the year. Demand in China remains supportive, particularly in the energy transition and export sectors. In India, demand is expected to be stronger in the second half of the year, following the general election. Southeast Asian and North American demand continue to be driven by government and corporate spending on renewable energy, electrical infrastructure, construction and the potential for additional demand from data centres.

The tightness in the copper concentrate market accelerated through the first quarter, with smelter spot terms falling to historic lows. Terms for treating concentrates started to fall last year as new smelter capacity came online and mine production fell below expectations. Global primary copper mine production in 2024 is forecasted to see the first significant decline since 2002. Smelter expansions and start-ups are expected to continue through the second half of 2024 and into 2025 to meet the expected long-term energy transition and traditional copper demand growth. Concentrate imports into China so far in 2024 remain flat after the 9% increase seen in 2023. Global stocks of copper cathode on exchanges at the end of the first quarter were 5.9 days of global consumption compared to the long-term average of 11 days. Stocks on exchanges and in bonded warehouses in China rose by 308,000 tonnes in the first quarter, the second-lowest seasonal stock build in the last decade. Total global visible stocks, including bonded stocks, continue to remain at low levels at 6.8 days of consumption, compared to a long-term average of 14.5 days.

Operations

Quebrada Blanca

The following are the key updates relating to operational performance and construction at QB in the first quarter:

•	Copper in concentrate production in the first quarter was 43,300 tonnes, an increase from 34,300 tonnes produced in the fourth quarter of 2023 as a result of continued ramp-up. Sales for the first quarter were 38,300 tonnes. We continue to expect production to increase each quarter through 2024 and our previously disclosed annual production guidance is unchanged.
•	Operating costs were US$232 million in the first quarter, in line with our expectations. Our previously disclosed annual unit cost guidance for QB is unchanged.
•	Construction of QB was completed and demobilization of contractors was substantially advanced at the end of the first quarter.
•	We successfully loaded our first vessel of QB concentrate using the shiploader, and the molybdenum plant will be ramped-up in the second quarter of 2024.
•	Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6–$8.8 billion, with US$200 to US$400 million expected to be spent for the balance of 2024.

10	Teck Resources Limited 2024 First Quarter News Release

Highland Valley Copper

Copper production of 25,400 tonnes in the first quarter was 900 tonnes higher than a year ago due to improved mill throughput and higher copper grades. Copper sales volumes of 26,500 tonnes in the first quarter were similar to a year ago.

Operating costs in the first quarter of $196 million, before changes in inventory, were $9 million higher than a year ago, driven by higher mill throughput and inflation on the cost of consumables, as expected.

Antamina

Copper production (100% basis) of 104,100 tonnes in the first quarter was 13,000 tonnes higher than a year ago due to increased copper-only ore being treated, as expected in the mine plan, and higher mill recoveries. The mix of mill feed in the quarter was 67% copper-only ore and 33% copper-zinc ore, compared with 50% copper-only ore and 50% copper-zinc ore a year ago. As a result, zinc production (100% basis) of 64,700 tonnes in the first quarter was 18,600 tonnes lower than a year ago.

Operating costs in the first quarter, before changes in inventory, were US$88 million (22.5% share) and similar to a year ago.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million and will be spread over eight years.

Carmen de Andacollo

Copper production of 6,900 tonnes in the first quarter was 3,000 tonnes lower than a year ago. The decrease is due to lower tonnes milled as a result of continued water restrictions caused by extreme drought conditions. We continue to assess steps that can be taken in order to mitigate these water restriction risks, with a solution expected to be in place in 2025.

Operating costs in the first quarter of US$57 million, before changes in inventory, decreased by US$10 million from a year ago as a result of the lower production levels and targeted cost reductions in labour and contractors.

11	Teck Resources Limited 2024 First Quarter News Release

Cost of Sales

Cost of sales was $972 million in the first quarter compared with $502 million in the same period last year, with $459 million of the increase relating to QB, which continues to ramp-up operations. In the first quarter, we commenced depreciation of operating assets at QB and recorded $125 million of depreciation and amortization expense in cost of sales.

Excluding QB, total cash unit costs1 in the first quarter were US$2.25 per pound compared to US$2.30 per pound a year ago, primarily as a result of lower smelter processing charges. Including QB, total cash unit costs1 in the first quarter were US$2.58 per pound, compared with US$2.30 per pound a year ago, as a result of elevated operating costs at QB during ramp-up of production.

Excluding QB, net cash unit costs1 in the first quarter were US$1.92 per pound, US$0.09 per pound higher than a year ago as a result of reduced zinc by-product revenue credits from Antamina. Including QB, net cash unit costs1 for the first quarter were US$2.36 per pound, US$0.53 per pound higher than the same period a year ago. Our previously disclosed 2024 annual copper net cash unit cost guidance of US$1.85–$2.25 per pound is unchanged.

QB total and net cash unit costs1 are expected to be higher in the first half of 2024,consistent with our previously disclosed guidance, as we ramp-up production, utilize alternative shipping arrangements and ramp-up the molybdenum plant. Our previously disclosed 2024 net cash unit cost guidance for QB of US$1.95–$2.25 per pound is unchanged.

The table below presents our copper unit costs, including QB operations in 2024, and excludes QB in 2023 due to the construction and subsequent ramp-up phase.

	Three months ended March 31,
(amounts reported in US$ per pound)	2024	20232

Adjusted cash cost of sales[1]	$2.37	$2.06
Smelter processing charges	0.21	0.24
Total cash unit costs[1]	$2.58	$2.30
Cash margin for by-products[1]	(0.22)	(0.47)
Net cash unit costs[1]	$2.36	$1.83

Outlook

Our 2024 annual guidance for our copper business unit is outlined in our guidance tables on pages 25–29 and is unchanged from our previously disclosed guidance.

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

12	Teck Resources Limited 2024 First Quarter News Release

Copper Growth

In the first quarter, we continued to advance our copper growth strategy with investments in our industry-leading copper growth portfolio. Our copper growth strategy balances growth and return of capital to shareholders with maintaining a strong balance sheet, and is informed by milestone objectives with prudent investment plans across the entire portfolio to de-risk development of each of the assets, including permitting. As previously disclosed, we do not expect to sanction any growth projects in 2024 and we are focused on advancing near-term projects for possible sanctioning in 2025. Growth projects are required to deliver an attractive risk-adjusted return and will compete for capital in line with Teck’s capital allocation framework.

Growth capital in 2024, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting, particularly at the HVC Mine Life Extension, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB, based on the performance of the existing asset base and on permitting requirements. We also expect to continue to progress our medium- to long-term portfolio options with investments to advance the path to value. Further project updates for the first quarter of 2024 are as follows:

•	For Quebrada Blanca, permitting strategies are being finalized to allow debottlenecking opportunities to be pursued in the near term.
•	We continued to respond to information requests from regulators on the permit application for the HVC Mine Life Extension, and we continued engagement with Indigenous governments and organizations and key communities of interest.
•	In January 2024, Minas de San Nicolás submitted their MIA-R permit application (EIA) and continued engagement with government and stakeholders in support of permit review. In addition, the Minas de San Nicolás team continued to advance feasibility study work, with plans to initiate detailed engineering in H1 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study.
•	We continued updating the capital and operating cost estimates from the 2020 feasibility study at Zafranal and progressed discussions with the project engineer on the project management and execution strategy, with the project expected to enter detailed engineering in the second half of 2024.

Targeted upcoming milestones for key assets in our copper growth portfolio include:

•	HVC Mine Life Extension: Progress engineering and design, project execution planning, and construction planning for substantial completion by Q1 2025.
•	Zafranal: Completion of updated capital and operating cost estimate updates and commencement of detailed engineering in H2 2024.
•	San Nicolás: Advancing feasibility study work, including initiating detailed engineering in H1 2025, and progressing the MIA-R permit application.
•	QB Asset Expansion: Definition of the project scope and initiation of studies for potential expansion by the end of 2024.
•	Galore Creek: Completion of prefeasibility value-engineering and scope definition in Q3 2024, prefeasibility capital and operating cost update in Q4 2024, with target completion of the prefeasibility study in H1 2025.

13	Teck Resources Limited 2024 First Quarter News Release

ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Zinc price (realized – US$/pound)	$1.12	$1.43
Production (000’s tonnes)
Refined zinc	63	62
Zinc in concentrate[1]	145	126
Sales (000’s tonnes)
Refined zinc	62	55
Zinc in concentrate[1]	85	89
Gross profit	$63	$128
Gross profit before depreciation and amortization[2]	$126	$173
Property, plant and equipment expenditures	$33	$36

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit decreased to $63 million in the first quarter from $128 million a year ago (see table below) primarily due to significantly lower zinc prices, which declined 22% from a year ago, and lower contracted zinc premiums on refined zinc at Trail Operations. This was partially offset by lower NANA royalty expense in the period, which is tied to the profitability of Red Dog.

Red Dog's zinc production in the first quarter increased by 15% from a year ago to 145,300 tonnes, while lead production increased by 10% to 25,400 tonnes, both of which were driven by higher mill throughput due to improved online time and mill rates. At our Trail Operations, production volumes of refined zinc and lead improved slightly from a year ago, although both quarters were impacted by severe weather events.

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2023	$128
Increase (decrease):
Zinc price realized	(117)
Sales volumes	10
Unit operating costs	1
Co-product and by-product contribution	12
Royalties	48
Foreign exchange	(1)
Depreciation	(18)
Net decrease	$(65)
As reported in current quarter	$63

14	Teck Resources Limited 2024 First Quarter News Release

Property, plant and equipment expenditures in the first quarter totalled $33 million, including $28 million for sustaining capital, of which $18 million relates to our Trail Operations and $10 million relates to our Red Dog Operations.

Markets

The refined zinc market remained under pressure through the first quarter, with prices falling to their lowest levels since August 2023. Prices for zinc on the LME in the first quarter averaged US$1.11 per pound, a decline of 22% from the same quarter a year ago.

LME zinc stocks rose by 46,000 tonnes in the first quarter and are up over extremely low levels at the end of the first quarter last year. Total global exchange stocks remained well below historical levels, ending the first quarter at 10.4 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks rose by 146,500 tonnes in the first quarter to 400,000 tonnes.

Zinc premiums have softened across all regions and are down an average of 20% over the previous quarter, but remain above historical averages. Demand in Europe is starting to improve despite weak construction numbers, with improved demand from energy transition and automotive sales, and production continuing to provide support. In North America, automotive sales and production remained supportive into the first quarter, with expectations of lower growth in 2024. Improved growth in construction, continued spend on infrastructure, and onshoring of manufacturing should support metals demand in North America in 2024. In Asia, Chinese imports of zinc metal are improving, with imports up 340% over a weak first half in 2023; however, metal imports remain below historical levels. Chinese demand for zinc in autos and renewable energy remains well supported.

The zinc concentrate market continued to tighten, with spot treatment charges continuing to fall in the first quarter as mine production continued to underperform due to low prices, production disruptions and weather-related incidents. Imports of zinc concentrates into China have slowed in the first quarter after posting a record year in 2023. Availability of raw materials remains a concern heading into the remainder of the year as new smelter capacity continues to come online in 2024.

Operations

Red Dog

Zinc production increased to 145,300 tonnes in the first quarter compared with 126,200 tonnes a year ago. Lead production of 25,400 tonnes in the first quarter was 2,300 tonnes higher than a year ago. The higher production of zinc and lead was driven by increased mill throughput, as extreme weather had constrained mill throughput in the first quarter last year.

Zinc sales volumes of 84,600 tonnes in the first quarter were within our previously disclosed guidance, but 5% lower than a year ago due to the timing of shipments.

Operating costs, before inventory changes, in the first quarter were US$114 million, or US$10 million higher than a year ago. The higher costs were primarily driven by increased mill throughput as well as inflation on the cost of consumables, as expected.

15	Teck Resources Limited 2024 First Quarter News Release

Trail Operations

Refined zinc production of 63,500 tonnes in the first quarter was 1,900 tonnes higher than a year ago. Lead production was 16,500 tonnes in the first quarter and 500 tonnes higher than a year ago. Production in both quarters was impacted by severe weather events.

Work on the KIVCET boiler replacement is progressing well and is expected to be completed by the end of the second quarter. As previously disclosed, this replacement will require a complete shutdown of the lead circuit, but will have minimal impact on the zinc circuit.

Operating costs, before changes in inventory, in the first quarter were $3 million higher than a year ago at $149 million, primarily due to higher production and inflation on the cost of consumables.

Cost of Sales

Cost of sales of $478 million in the first quarter was similar with $488 million a year ago.

Total cash unit costs1 for Red Dog were US$0.68 per pound in the first quarter, consistent with a year ago. Net cash unit costs1 of US$0.67 per pound in the first quarter were US$0.02 per pound lower than a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2024	2023

Adjusted cash cost of sales[1]	$0.41	$0.44
Smelter processing charges	0.27	0.24
Total cash unit costs[1]	$0.68	$0.68
Cash margin for by-products[1]	(0.01)	0.01
Net cash unit costs[1]	$0.67	$0.69

Outlook

Our 2024 annual guidance for our zinc business unit is outlined in our guidance tables on pages 25–29 and is unchanged from our previously issued guidance.

We expect sales of zinc in concentrate from Red Dog to be in the range of 50,000 to 60,000 tonnes in the second quarter of 2024, reflecting the normal seasonal pattern of Red Dog sales.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

16	Teck Resources Limited 2024 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT (EVR)

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Steelmaking coal price (realized US$/tonne)	$297	$282
Steelmaking coal price (realized CAD$/tonne)	$401	$382
Production (million tonnes)	6.0	6.0
Sales (million tonnes)	5.9	6.2
Gross profit	$1,120	$1,277
Gross profit before depreciation and amortization[1]	$1,422	$1,543
Property, plant and equipment expenditures	$158	$126

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $1.1 billion compared with $1.3 billion a year ago. The decrease was due to higher unit operating costs and lower sales volumes, partially offset by higher realized steelmaking coal prices (see table below).

First quarter sales volumes of 5.9 million tonnes were within our previously disclosed guidance of 5.9–6.3 million tonnes. Sales volumes in the first quarter were lower than a year ago due to extreme cold weather in January that resulted in production challenges, as well as rail impacts in the first two months of the year.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2023	$1,277
Increase (decrease):
Steelmaking coal price realized	117
Sales volumes	(68)
Operating and transportation unit costs	(122)
POSCAN royalty	(41)
Foreign exchange	(7)
Depreciation	(36)
Net decrease	$(157)
As reported in current quarter	$1,120

Property, plant and equipment expenditures were $158 million in the first quarter, which included $24 million associated with water projects. Capitalized stripping costs were $214 million in the first quarter, similar to $202 million in the same period last year.

17	Teck Resources Limited 2024 First Quarter News Release

Markets

The FOB Australia price assessments for the first quarter of 2024, lagged by one month, averaged US$325 per tonne. This was in line with pricing in the fourth quarter of 2023 and slightly higher than US$315 per tonne in the first quarter of 2023. Steelmaking coal prices remained above US$300 per tonne through much of the first quarter as a result of continued supply constraints from Australia combined with strong demand from India. As supply began to improve in early March, steelmaking coal prices declined and stabilized at US$245 per tonne at the end of the first quarter.

The CFR China price assessments for the first quarter averaged US$310 per tonne compared to US$309 per tonne in the fourth quarter of 2023 and US$328 per tonne in the first quarter of 2023. Similar to FOB Australia prices, CFR China prices started to fall in March and ended the first quarter at just above US$260 per tonne. The average blast furnace utilization in China has been lower in 2024 as compared to 2023, but similar to the 84.5% average of 2022. As of late March, capacity utilization was 83%.

Operations

First quarter steelmaking coal production of 6.0 million tonnes was the same as the first quarter last year. The strong production pace that continued from the end of the fourth quarter in 2023 was impacted by the extreme freezing event in January, which resulted in frozen plant components and unplanned downtime.

Total material movement in the first quarter was 9% lower than the same period a year ago, primarily due to significant weather events that impacted road conditions and reduced visibility, causing lower truck productivity and increased standby time.

Cost of Sales

Cost of sales was $1.2 billion in the first quarter compared to $1.1 billion in the same period last year. Adjusted site cash cost of sales1 of $112 per tonne, increased from $89 per tonne a year ago, driven by higher repair parts and maintenance spend, largely due to equipment failures, and higher contractor reliance that is partially due to the continued shortage of skilled trade labour. In addition, the weather-related productivity impacts noted above were also a factor, combined with less favourable mining drivers than the same period last year. Despite elevated first quarter adjusted site cash cost of sales, we continue to expect our 2024 annual adjusted site cash cost of sales to be within our previously disclosed guidance range of $95–$110 per tonne.

Transportation unit costs in the first quarter of $48 per tonne were $2 per tonne lower than the first quarter last year and within our previously disclosed annual 2024 transportation unit cost guidance. The decrease in transportation unit costs compared to the same period last year was largely attributable to reduced demurrage charges, driven by a reduction in the vessel queue.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2024	2023

Adjusted site cash cost of sales[1]	$112	$89
Transportation costs	48	50
Unit costs[1]	$160	$139

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
18	Teck Resources Limited 2024 First Quarter News Release

	Three months ended March 31,
(amounts reported in US$ per tonne)	2024	2023

Adjusted site cash cost of sales[1]	$83	$66
Transportation costs	36	37
Unit costs[1]	$119	$103

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the first quarter also included a $19 per tonne charge for the amortization of capitalized stripping costs and $32 per tonne for other depreciation.

Outlook

Our 2024 annual guidance for our steelmaking coal business unit is outlined in our guidance tables on pages 25–29 and is unchanged from previously issued guidance.

We expect steelmaking coal sales in the second quarter to be between 6.0 and 6.4 million tonnes, as we plan to conduct planned maintenance shutdowns at two of our operations.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 77.5 million litres per day of constructed treatment capacity continues to ramp-up. This included achieving record throughput at our Elkview Operations Saturated Rock Fill in February of this year. With this ramp-up, we are on pace to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley. Currently, treatment is effectively removing selenium, and water quality monitoring shows that selenium levels are trending down downstream of treatment and stabilizing in the Elk River. We expect further reductions across the watershed and in the Koocanusa Reservoir as additional treatment capacity is completed.

Our anticipated 2024 investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) of $150 to $250 million is unchanged from previously disclosed guidance. We continue to expect to meet our water treatment capacity targets by further increasing our constructed water treatment capacity to 150 million litres per day by the end of 2026. Key 2024 construction activities required to achieve this important milestone commenced in March of this year.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results.

19	Teck Resources Limited 2024 First Quarter News Release

Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $188 million in the first quarter compared with $307 million of other operating income a year ago. The year-over-year change was primarily due to lower settlement pricing adjustments and gains recorded in the first quarter of 2023 for non-recurring items, including insurance proceeds and the NewRange and Quintette transactions. Significant items in the first quarter of 2024 were $83 million of negative settlement pricing adjustments and $35 million of share-based compensation costs, partly offset by $29 million of environmental gains primarily relating to an increase in the rate used to discount our decommissioning and restoration provisions for closed operations.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at December 31, 2023 and March 31, 2024.

	Outstanding at		Outstanding at
	March 31, 2024		December 31, 2023
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	157	4.00	127	3.87
Zinc	90	1.10	167	1.20

Finance expense includes the interest expense on our debt, on the QB2 advances from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. As anticipated, our finance expense increased significantly to $259 million in the first quarter compared to $61 million a year ago, primarily due to lower capitalized interest on QB2, as most of the assets were considered available for use as at December 31, 2023. We expect our quarterly finance expense to further increase in the second quarter, as the recently completed port and molybdenum plant at QB2 are expected to be considered available for use.

Non-operating expense, net of non-operating income, was $18 million in the first quarter compared with $27 million income in the same period last year. The most significant item in the quarter was a $25 million loss on the changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

General and administration expenses of $66 million in the first quarter were similar to the same period last year.

Income Taxes

Provision for income and resource taxes was $309 million, or 42% of pre-tax profit. This is consistent with our previously disclosed range for 2024 of between 41% and 43%, excluding the impact of the sale of our steelmaking coal business and other corporate items. Our rate is higher than the Canadian statutory income tax rate of 27%, due primarily to resource taxes and higher statutory tax rates in some foreign jurisdictions.

20	Teck Resources Limited 2024 First Quarter News Release

We are subject to and pay income and resource taxes in all jurisdictions that we operate in. Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022 of $625 million and final taxes associated with our 2023 earnings of $590 million were paid in February 2024, as expected.

Our effective tax rate is sensitive to a variety of factors, including the continuing ramp-up of QB2, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and effective tax rates in the various jurisdictions in which we operate, and various other factors. We expect our 2024 effective tax rate to be significantly impacted by the sale of the steelmaking coal business to Glencore due to the accrual of capital gains tax arising on the sale transaction and upon presentation of the steelmaking coal earnings in discontinued operations, at the time that occurs.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt2 and credit ratios are summarized in the table below.

	March 31, 2024		December 31, 2023

Term notes	$2,470		$2,470
QB2 senior limited recourse project finance facility	2,206		2,206
Lease liabilities	805		802
Carmen de Andacollo short-term loans	108		95
Antamina credit facilities	225		225
Less unamortized fees and discounts	(53)		(56)
Debt and lease liabilities (US$ in millions)	$5,761		$5,742

Debt and lease liabilities (Canadian $ equivalent)[1]	$7,806		$7,595
Less cash and cash equivalents	(1,295)		(744)
Net debt[2] (A)	$6,511		$6,851
Equity (B)	$30,777		$28,292
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	17%		19%
Net debt to adjusted EBITDA ratio[2]	1.1	x	1.1	x
Weighted average coupon rate on the term notes	5.4%		5.4%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $7.1 billion as at April 24, 2024, including $1.6 billion of cash.

21	Teck Resources Limited 2024 First Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed revolving credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 20% at March 31, 2024.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totalled approximately $4.1 billion at March 31, 2024. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Cash flow from operations in the first quarter was $42 million compared with $1.1 billion a year ago. The decrease in cash flow from operations was primarily due to income tax payments of $1.3 billion, which were expected, and related to our 2023 earnings and taxes on our 2022 earnings. Excluding income tax payments, our cash flow from operations in the first quarter was similar to a year ago.

During the first quarter, changes in working capital items resulted in a use of cash of $243 million partly due to a buildup of production inventories and a reduction in accounts payable. This compares with a use of cash of $654 million a year ago when there was an increase in accounts receivable as a result of timing of sales, particularly relating to steelmaking coal, and a reduction of accounts payable. Typically, in the first quarter of each year we have a use of cash through our working capital by way of reduction of accounts payables and other liabilities due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog, as well as other various annual expenses paid in the first quarter.

Investing Activities

Expenditures on property, plant and equipment were $783 million in the first quarter, including $414 million for the development of the QB2 project and $283 million of sustaining capital. The largest components of sustaining capital expenditures were $154 million at our steelmaking coal operations, $66 million at QB and $18 million at our Trail Operations.

Capitalized production stripping costs were $318 million in the first quarter compared with $310 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations.

22	Teck Resources Limited 2024 First Quarter News Release

The table below summarizes our year-to-date capital spending for 2024.

($ in millions)	Sustaining	Growth	QB2 Project	Subtotal	Capitalized Stripping	Total

Copper	$97	$77	$414	$588	$82	$670
Zinc	28	5	—	33	22	55
Steelmaking coal	154	4	—	158	214	372
Corporate	4	—	—	4	—	4
	$283	$86	$414	$783	$318	$1,101

Financing Activities

Interest and finance fees paid in the first quarter, including amounts capitalized, totalled $106 million, which was $11 million higher than a year ago. Our higher financing costs are primarily related to interest payments for QB's Transelec S.A. lease.

In the first quarter, we paid $65 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased approximately 1.4 million Class B subordinate voting shares for $80 million in the first quarter under our normal course issuer bid.

During the first quarter, we received $1.7 billion (US$1.3 billion) from NSC as part of the transaction in which they purchased 20% of EVR on January 3, 2024, as noted above.

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2024, approximately $2.0 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

23	Teck Resources Limited 2024 First Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows.

	2024 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$54	$92
Copper (000's tonnes)	502.5	US$0.01/lb.	$7	$13
Zinc (000's tonnes)[3]	880.0	US$0.01/lb.	$8	$11
Steelmaking coal (million tonnes)	25.00	US$1/tonne	$14	$29
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 282,500 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

24	Teck Resources Limited 2024 First Quarter News Release

GUIDANCE

Our guidance for 2024 is outlined in the following tables, and is unchanged from our previously disclosed guidance. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

Annual 2024 guidance and three-year production guidance has been provided for our steelmaking coal business. The guidance is on a 100% basis and reflects the exchange of minority interests by NSC of 2.5% in Elkview Operations and by POSCO of 2.5% in Elkview Operations and 20% in the Greenhills joint venture, as previously described. Therefore, our reported production and sales volumes increased from 80% to 100% for Greenhills effective January 3, 2024. Our reported production and sales volumes for Elkview Operations will continue to be reported on a 100% basis, consistent with our past reported presentation.

Effective from January 3, 2024, we include 100% of production and sales from the EVR operations in our production and sales volumes, even though we own 77% of EVR, because we consolidate 100% of EVR results in our financial statements. Our revenue, gross profit and EBITDA1 is on a 100% basis, and includes the fully consolidated results of EVR. Our profit (loss) attributable to shareholders includes our 77% ownership of EVR’s results, as 23% of EVR’s results are attributable to non-controlling interests which includes NSC’s (20%) and POSCO’s (3%) ownership of EVR.

We remain highly focused on managing our controllable operating expenditures. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are expected to persist through 2024 as reflected in our annual capital expenditure, capitalized stripping and unit cost guidance.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

25	Teck Resources Limited 2024 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2023, our guidance for production for 2024 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal)	2023	Previous Guidance 2024	Change	Guidance 2024	Guidance 2025	Guidance 2026	Guidance 2027

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca[3]	62.8	230 - 275	—	230 - 275	280 - 310	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	—	112 - 125	140 - 160	130 - 150	120 - 140
Antamina	95.3	85 - 95	—	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo[3]	39.6	38 - 45	—	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	—	465 - 540	550 - 620	550 - 620	530 - 600
Zinc1 2 4
Red Dog	539.8	520 - 570	—	520 - 570	460 - 510	410 - 460	365 - 400
Antamina	104.2	45 - 60	—	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	—	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	—	275 - 290	270 - 300	270 - 300	270 - 300

Steelmaking coal (million tonnes)	23.7	24.0 - 26.0	—	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0

OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	93.4	90 - 105	—	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum1 2
Quebrada Blanca	—	2.9 - 3.6	—	2.9 - 3.6	5.0 - 6.4	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	—	1.3 - 1.6	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina	0.8	1.2 - 1.5	—	1.2 - 1.5	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	5.4 - 6.7	—	5.4 - 6.7	7.5 - 9.7	9.4 - 11.4	10.6 - 12.4

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

26	Teck Resources Limited 2024 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2024	Guidance Q2 2024
Zinc (000's tonnes)[1]
Red Dog	85	50 - 60
Steelmaking coal (million tonnes)	5.9	6.0 - 6.4

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2023 and our unit cost guidance for selected principal products in 2024.

	2023	Previous Guidance 2024	Change	Guidance 2024

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.27	2.15 - 2.35	—	2.15 - 2.35
Net cash unit costs3 4 (US$/lb.)	1.87	1.85 - 2.25	—	1.85 - 2.25

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.68	0.70 - 0.80	—	0.70 - 0.80
Net cash unit costs3 4 (US$/lb.)	0.55	0.55 - 0.65	—	0.55 - 0.65

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	96	95 - 110	—	95 - 110
Transportation costs (CAD$/tonne)	49	47 - 51	—	47 - 51

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.20 per pound, a molybdenum price of US$21 per pound, a silver price of US$23 per ounce, a gold price of US$1,930 per ounce, a Canadian/U.S. dollar exchange rate of $1.32 and a Chilean peso/U.S. dollar exchange rate of 850. 2023 copper unit costs excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$23 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

27	Teck Resources Limited 2024 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2023 and our capital expenditure guidance for 2024.

(Teck’s share in CAD$ millions)	2023	Previous Guidance 2024	Change	Guidance 2024
Sustaining
Copper[1]	$448	$495 - 550	$—	$495 - 550
Zinc	152	190 - 210	—	190 - 210
Steelmaking coal[2]	778	800 - 1,000	—	800 - 1,000
Corporate	24	30 - 40	—	30 - 40
	$1,402	$1,515 - 1,800	$—	$1,515 - 1,800
Growth
Copper3 4	$374	$400 - 460	$—	$400 - 460
Zinc	70	100 - 130	—	100 - 130
Steelmaking coal	15	—	—	—
	$459	$500 - 590	$—	$500 - 590
Total
Copper	$822	$895 - 1,010	$—	$895 - 1,010
Zinc	222	290 - 340	—	290 - 340
Steelmaking coal	793	800 - 1,000	—	800 - 1,000
Corporate	24	30 - 40	—	30 - 40
	$1,861	$2,015 - 2,390	$—	$2,015 - 2,390
QB2 Project capital expenditures	$2,152	$700 - 900	—	$700 - 900
QB2 Ramp-up capital expenditures	665	—	—	—
Total before SMM and SC contributions	$4,678	$2,715 - 3,290	$—	$2,715 - 3,290
Estimated SMM and SC contributions to capital expenditures in the table	(1,100)	(270) - (340)	—	(270) - (340)
Total, net of partner contributions and project financing	$3,578	$2,445 - 2,950	$—	$2,445 - 2,950

Notes:

1.	Copper sustaining capital includes Quebrada Blanca Operations.
2.	Steelmaking coal sustaining capital in 2023 includes $94 million of water treatment capital. 2024 guidance includes $150 to $250 million of water treatment capital.
3.	Excluding QB2 development capital and QB2 ramp-up capital.
4.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value, including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

28	Teck Resources Limited 2024 First Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2023	Previous Guidance 2024	Change		Guidance 2024
Copper	$379	$255 - 280	$—	$	255 - 280
Zinc	76	65 - 75	—		65 - 75
Steelmaking coal	649	550 - 750	—		550 - 750
	$1,104	$870 - 1,105	$—	$	870 - 1,105

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2024	2023				2022
(in millions, except for share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,988	$4,108	$3,599	$3,519	$3,785	$3,140	$4,260	$5,300	$4,616

Gross profit	1,289	1,236	831	1,410	1,666	1,154	1,797	3,142	2,478

Profit (loss) attributable to shareholders	343	483	276	510	1,140	266	(195)	1,675	1,571

Basic earnings (loss) per share	$0.66	$0.93	$0.53	$0.98	$2.22	$0.52	$(0.37)	$3.12	$2.93

Diluted earnings (loss) per share	$0.65	$0.92	$0.52	$0.97	$2.18	$0.51	$(0.37)	$3.07	$2.87

Cash flow from operations	$42	$1,126	$736	$1,130	$1,092	$930	$1,809	$2,921	$2,323

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2023 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

29	Teck Resources Limited 2024 First Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

OUTSTANDING SHARE DATA

As at April 24, 2024, there were 511.3 million Class B subordinate voting shares (Class B shares) and 7.6 million Class A common shares outstanding. In addition, there were approximately 11.1 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments and the terms of their conversion is set out in Note 26 of our 2023 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

30	Teck Resources Limited 2024 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2024	2023

REVENUE
Copper
Quebrada Blanca	$421	$20
Highland Valley Copper	302	315
Antamina	277	331
Carmen de Andacollo	78	97
	1,078	763

Zinc
Trail Operations	470	483
Red Dog	185	264
Other	2	2
Intra-segment revenue	(116)	(133)
	541	616
Steelmaking coal	2,369	2,406
TOTAL REVENUE	$3,988	$3,785

GROSS PROFIT
Copper
Quebrada Blanca	$(61)	$(3)
Highland Valley Copper	58	97
Antamina	128	176
Carmen de Andacollo	(19)	(5)
Other	—	(4)
	106	261

Zinc
Trail Operations	(8)	12
Red Dog	78	106
Other	(7)	10

	63	128
Steelmaking coal	1,120	1,277
TOTAL GROSS PROFIT	$1,289	$1,666

31	Teck Resources Limited 2024 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2024	2023

OPERATING COSTS
Copper
Quebrada Blanca	$336	$21
Highland Valley Copper	182	170
Antamina	71	85
Carmen de Andacollo	77	77
Other	—	4
	666	357

Zinc
Trail Operations	154	158
Red Dog	70	75
Other	9	(8)
	233	225

Steelmaking coal	662	551
Total operating costs	$1,561	$1,133

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$19	$—
Highland Valley Copper	8	9
Antamina	7	8
Carmen de Andacollo	5	8
	39	25

Zinc
Trail Operations	42	34
Red Dog	18	24
	60	58

Steelmaking coal	285	312
Total transportation costs	$384	$395
32	Teck Resources Limited 2024 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2024	2023

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$249	$255
Intra-segment purchases	(116)	(133)
Total raw material purchases	$133	$122

ROYALTY COSTS
Copper
Antamina	$2	$8

Zinc
Red Dog	(11)	38
Total royalty costs	$(9)	$46

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$127	$2
Highland Valley Copper	54	39
Antamina	69	54
Carmen de Andacollo	15	17
	265	112

Zinc
Trail Operations	33	24
Red Dog	30	21
	63	45
Steelmaking coal	302	266
Total depreciation and amortization	$630	$423
TOTAL COST OF SALES	$2,699	$2,119

33	Teck Resources Limited 2024 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2024	2023

Copper
Quebrada Blanca	$6	$19
Highland Valley Copper	34	38
Antamina	38	35
Carmen de Andacollo	4	3
	82	95

Zinc
Red Dog	22	13
Steelmaking coal	214	202
Total	$318	$310

34	Teck Resources Limited 2024 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2024	2023

Quebrada Blanca
Tonnes mined (000's)	11,950	7,517
Tonnes milled (000's)	9,815	—
Copper
Grade (%)	0.58	—
Recovery (%)	76.8	—
Production (000's tonnes)	43.3	—
Sales (000's tonnes)	38.3	—

Copper cathode
Production (000’s tonnes)	—	1.9
Sales (000's tonnes)	1.5	1.6

Highland Valley Copper
Tonnes mined (000's)	13,964	18,438
Tonnes milled (000's)	9,226	9,007

Copper
Grade (%)	0.30	0.29
Recovery (%)	91.1	91.3
Production (000's tonnes)	25.4	24.5
Sales (000's tonnes)	26.5	26.3
Molybdenum
Production (000's tonnes)	0.2	0.2
Sales (000's tonnes)	0.1	0.1

35	Teck Resources Limited 2024 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2024	2023

Antamina
Tonnes mined (000's)	56,233	57,939
Tonnes milled (000's)
Copper-only ore	9,659	6,201
Copper-zinc ore	4,653	6,148
	14,312	12,349
Copper[1]
Grade (%)	0.83	0.88
Recovery (%)	89.7	87.4
Production (000's tonnes)	104.1	91.1
Sales (000's tonnes)	96.1	99.5

Zinc[1]
Grade (%)	1.63	1.82
Recovery (%)	83.8	84.2
Production (000's tonnes)	64.7	83.3
Sales (000's tonnes)	61.8	91.1

Molybdenum
Production (000's tonnes)	1.8	0.7
Sales (000's tonnes)	1.4	0.9

Carmen de Andacollo
Tonnes mined (000's)	5,127	5,731
Tonnes milled (000's)	2,643	4,246
Copper
Grade (%)	0.31	0.30
Recovery (%)	83.7	77.2
Production (000's tonnes)	6.9	9.8
Sales (000's tonnes)	7.5	9.2

Copper cathode
Production (000’s tonnes)	—	0.1
Sales (000’s tonnes)	—	—

Gold[2]
Production (000’s ounces)	3.4	5.5
Sales (000’s ounces)	4.2	6.3

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

36	Teck Resources Limited 2024 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2024	2023
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	132	122
Lead	27	27
Metal production
Zinc (000's tonnes)	63.5	61.6
Lead (000's tonnes)	16.5	16.0
Silver (million ounces)	2.9	2.4
Gold (000's ounces)	4.8	4.1

Metal sales
Zinc (000's tonnes)	61.6	54.5
Lead (000's tonnes)	17.0	14.9
Silver (million ounces)	3.0	2.3
Gold (000's ounces)	4.3	4.1

Red Dog
Tonnes mined (000's)	2,962	2,264
Tonnes milled (000's)	1,126	992
Zinc
Grade (%)	15.2	15.4
Recovery (%)	84.8	82.8
Production (000's tonnes)	145.3	126.2
Sales (000's tonnes)	84.6	88.7
Lead
Grade (%)	4.3	4.3
Recovery (%)	52.0	54.4
Production (000's tonnes)	25.4	23.1
Sales (000's tonnes)	—	—

Steelmaking coal
Waste production (million BCM’s)	57.6	60.0
Clean coal production (million tonnes)	6.0	6.0

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.7:1	10.0:1
Sales (million tonnes)	5.9	6.2

37	Teck Resources Limited 2024 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, outbound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

38	Teck Resources Limited 2024 First Quarter News Release

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

39	Teck Resources Limited 2024 First Quarter News Release

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

40	Teck Resources Limited 2024 First Quarter News Release

Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Profit from continuing operations attributable to shareholders	$343	$1,166
Add (deduct) on an after-tax basis:
QB2 variable consideration to IMSA and ENAMI	10	2
Environmental costs	(17)	13
Inventory write-downs	19	—
Share-based compensation	27	18
Commodity derivatives	2	(4)
Gain on disposal or contribution of assets	(6)	(186)
Elkview business interruption claim	—	(68)
Other	14	(11)
Adjusted profit from continuing operations attributable to shareholders	$392	$930

Basic earnings per share from continuing operations	$0.66	$2.27
Diluted earnings per share from continuing operations	$0.65	$2.23
Adjusted basic earnings per share from continuing operations	$0.76	$1.81
Adjusted diluted earnings per share from continuing operations	$0.75	$1.78

41	Teck Resources Limited 2024 First Quarter News Release

Reconciliation of Basic Earnings per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2024	2023

Basic earnings per share from continuing operations	$0.66	$2.27
Add (deduct):
QB2 variable consideration to IMSA and ENAMI	0.02	—
Environmental costs	(0.03)	0.03
Inventory write-downs	0.04	—
Share-based compensation	0.05	0.03
Commodity derivatives	—	(0.01)
Gain on disposal or contribution of assets	(0.01)	(0.36)
Elkview business interruption claim	—	(0.13)
Other	0.03	(0.02)
Adjusted basic earnings per share from continuing operations	$0.76	$1.81

Reconciliation of Diluted Earnings per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2024	2023

Diluted earnings per share from continuing operations	$0.65	$2.23
Add (deduct):
QB2 variable consideration to IMSA and ENAMI	0.02	—
Environmental costs	(0.03)	0.03
Inventory write-downs	0.04	—
Share-based compensation	0.05	0.03
Commodity derivatives	—	(0.01)
Gain on disposal or contribution of assets	(0.01)	(0.36)
Elkview business interruption claim	—	(0.13)
Other	0.03	(0.01)
Adjusted diluted earnings per share from continuing operations	$0.75	$1.78

42	Teck Resources Limited 2024 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2023	(B) Three months ended March 31, 2023		(C) Three months ended March 31, 2024	(A-B+C) Twelve months ended March 31, 2024

Profit from continuing operations before taxes	$3,944		$1,856	$741	$2,829
Finance expense net of finance income	162		30	231	363
Depreciation and amortization	1,931		423	630	2,138
EBITDA	$6,037		$2,309	$1,602	$5,330

Add (deduct):
QB2 variable consideration to IMSA and ENAMI	156		2	20	174
Environmental costs	168		17	(29)	122
Inventory write-down	26		—	41	67
Share-based compensation	107		22	35	120
Commodity derivatives	12		(6)	2	20
Loss (gain) on disposal or contribution of assets	(244)		(258)	(8)	6
Elkview business interruption claim	(221)		(102)	—	(119)
Other	326		(12)	30	368
Adjusted EBITDA	$6,367	(D)	$1,972	$1,693	$6,088	(E)
Total debt at period end	$7,595	(F)			$7,806	(G)
Less: cash and cash equivalents at period end	(744)				(1,295)
Net debt	$6,851	(H)			$6,511	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			1.3	(G/E)
Net Debt to adjusted EBITDA ratio	1.1	(H/D)			1.1	(I/E)
Equity attributable to shareholders of the company	$26,988	(J)			$26,184	(K)
Other financial obligations	$268	(L)			$264	(M)
Adjusted Net debt to capitalization ratio	0.20	(H+L)/ (F+J+L)			0.20	(I+M)/ (G+K+M)

43	Teck Resources Limited 2024 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Profit from continuing operations before taxes	$741	$1,856
Finance expense net of finance income	231	30
Depreciation and amortization	630	423
EBITDA	1,602	2,309

Add (deduct):
QB2 variable consideration to IMSA and ENAMI	20	2
Environmental costs	(29)	17
Inventory write-downs	41	—
Share-based compensation	35	22
Commodity derivatives	2	(6)
Gain on disposal or contribution of assets	(8)	(258)
Elkview business interruption claim	—	(102)
Other	30	(12)
Adjusted EBITDA	$1,693	$1,972

44	Teck Resources Limited 2024 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Gross profit	$1,289	$1,666
Depreciation and amortization	630	423
Gross profit before depreciation and amortization	$1,919	$2,089

Reported as:
Copper
Quebrada Blanca	$66	$(1)
Highland Valley Copper	112	136
Antamina	197	230
Carmen de Andacollo	(4)	12
Other	—	(4)
	371	373

Zinc
Trail Operations	25	36
Red Dog	108	127
Other	(7)	10
	126	173

Steelmaking coal	1,422	1,543
Gross profit before depreciation and amortization	$1,919	$2,089

45	Teck Resources Limited 2024 First Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2024	2023

Revenue
Copper (A)	$1,078	$763
Zinc (B)	541	616
Steelmaking coal (C)	2,369	2,406
Total	$3,988	$3,785

Gross profit before depreciation and amortization
Copper (D)	$371	$373
Zinc (E)	126	173
Steelmaking coal (F)	1,422	1,543
Total	$1,919	$2,089

Gross profit margins before depreciation and amortization
Copper (D/A)	34%	49%
Zinc (E/B)	23%	28%
Steelmaking coal (F/C)	60%	64%

46	Teck Resources Limited 2024 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2024	20231

Revenue as reported	$1,078	$763
Less:
Quebrada Blanca revenue as reported	—	(20)
By-product revenue (A)	(79)	(104)
Smelter processing charges (B)	59	39
Adjusted revenue	$1,058	$678

Cost of sales as reported	$972	$502
Less: Quebrada Blanca cost of sales as reported	—	(23)
	$972	$479
Less:
Depreciation and amortization	(265)	(110)
Inventory write-down	(41)	—
By-product cost of sales (C)	(18)	(25)
Adjusted cash cost of sales (D)	$648	$344

Payable pounds sold (millions) (E)	203.2	123.0
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.19	$2.79
Smelter processing charges (B/E)	0.29	0.32
Total cash unit costs – CAD$/pound	$3.48	$3.11
Cash margin for by-products – ((A – C)/E)	(0.30)	(0.64)
Net cash unit costs – CAD$/pound	$3.18	$2.47

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35
Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.37	$2.06
Smelter processing charges	0.21	0.24
Total cash unit costs – US$/pound	$2.58	$2.30
Cash margin for by-products	(0.22)	(0.47)
Net cash unit costs – US$/pound	$2.36	$1.83

Notes:
1.	Excludes Quebrada Blanca in 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

47	Teck Resources Limited 2024 First Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2024	2023

Revenue as reported	$1,078	$763
Less:
Quebrada Blanca revenue as reported	(421)	(20)
By-product revenue (A)	(71)	(104)
Smelter processing charges (B)	32	39
Adjusted revenue	$618	$678
Cost of sales as reported	$972	$502
Less: Quebrada Blanca cost of sales as reported	(482)	(23)
	$490	$479
Less:
Depreciation and amortization	(138)	(110)
Inventory write-down	(6)	—
By-product cost of sales (C)	(18)	(25)
Adjusted cash cost of sales (D)	$328	$344
Payable pounds sold (millions) (E)	118.4	123.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.77	$2.79
Smelter processing charges (B/E)	0.27	0.32
Total cash unit costs – CAD$/pound	$3.04	$3.11

Cash margin for by-products – ((A – C)/E)	(0.45)	(0.64)
Net cash unit costs – CAD$/pound	$2.59	$2.47

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.05	$2.06
Smelter processing charges	0.20	0.24
Total cash unit costs – US$/pound	$2.25	$2.30

Cash margin for by-products	(0.33)	(0.47)
Net cash unit costs – US$/pound	$1.92	$1.83

Notes:
1.	Excludes Quebrada Blanca in 2024 and 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
48	Teck Resources Limited 2024 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2024	2023
Revenue as reported	$541	$616
Less:
Trail Operations revenue as reported	(470)	(483)
Other revenue as reported	(2)	(2)
Add back: Intra-segment revenue as reported	116	133
	$185	$264
By-product revenue (A)	(4)	2
Smelter processing charges (B)	58	55
Adjusted revenue	$239	$321
Cost of sales as reported	$478	$488
Less:
Trail Operations cost of sales as reported	(478)	(471)
Other cost of sales as reported	(9)	8
Add back: Intra-segment purchases as reported	116	133
	$107	$158
Less:
Depreciation and amortization	(30)	(21)
Royalty costs	11	(38)
By-product cost of sales (C)	—	—
Adjusted cash cost of sales (D)	$88	$99
Payable pounds sold (millions) (E)	158.6	166.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.55	$0.60
Smelter processing charges (B/E)	0.37	0.33
Total cash unit costs – CAD$/pound	$0.92	$0.93
Cash margin for by-products – ((A - C)/E)	(0.02)	0.01
Net cash unit costs – CAD$/pound	$0.90	$0.94
US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.41	$0.44
Smelter processing charges	0.27	0.24
Total cash unit costs – US$/pound	$0.68	$0.68
Cash margin for by-products	(0.01)	0.01
Net cash unit costs – US$/pound	$0.67	$0.69

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
49	Teck Resources Limited 2024 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2024	2023

Cost of sales as reported	$1,249	$1,129
Less:
Transportation costs (A)	(285)	(312)
Depreciation and amortization	(302)	(266)
Adjusted site cash cost of sales (C)	$662	$551
Tonnes sold (millions) (D)	5.9	6.2
Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (C/D)	$112	$89
Transportation costs (A/D)	48	50
Unit costs – CAD$/tonne	$160	$139
US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.35
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$83	$66
Transportation costs	36	37
Unit costs – US$/tonne	$119	$103

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

50	Teck Resources Limited 2024 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; execution of the planned separation of Teck’s base metals and steelmaking coal businesses, including the ability to satisfy the closing conditions and expected timing of the closing of the Glencore transaction; our expectations regarding the ramp-up of the QB2 project, including the molybdenum plant and port facilities, and our ability to increase production each quarter in 2024; QB2 capital cost guidance and expectations for capitalized ramp-up costs; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding permitting strategies and debottlenecking opportunities at our QB Operations; expectations regarding advancement of copper growth portfolio, including advancement of study, permitting, execution planning, and engineering work, community and Indigenous engagement, and completion of updated cost estimates at our San Nicolás, Zafranal, HVC Mine Life Extension, QB Asset Expansion, and Galore Creek projects, as applicable; our ability to implement the Elk Valley Water Quality Plan and other water quality initiatives; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; and further reductions of selenium in the Elk Valley watershed and the Koocanusa Reservoir; projected spending, including capital and operating costs in 2024 and later years on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance and general and administration expenses in 2024; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to satisfy the closing conditions of the Glencore transaction; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable

51	Teck Resources Limited 2024 First Quarter News Release

terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of the final capital cost at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors that would impair their ability to provide goods and services as anticipated during ramp-up activities or delay demobilization in accordance with current expectations. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies,

52	Teck Resources Limited 2024 First Quarter News Release

materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic or otherwise. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 25, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

53	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2024	2023
Revenue (Note 5)	$3,988	$3,785

Cost of sales	(2,699)	(2,119)
Gross profit	1,289	1,666

Other operating income (expenses)
General and administration	(66)	(67)
Exploration	(18)	(13)
Research and innovation	(24)	(38)
Other operating income (expense) (Note 6)	(188)	307
Profit from operations	993	1,855
Finance income	28	31
Finance expense (Note 7)	(259)	(61)
Non-operating income (expense) (Note 8)	(18)	27
Share of profit (loss) of joint venture	(3)	4
Profit from continuing operations before taxes	741	1,856
Provision for income taxes from continuing operations	(309)	(655)
Profit from continuing operations for the period	432	1,201
Loss from discontinued operations (Note 3)	—	(26)
Profit for the period	$432	$1,175

Profit from continuing operations attributable to:
Shareholders of the company	$343	$1,166
Non-controlling interests	89	35
Profit from continuing operations for the period	$432	$1,201

Profit attributable to:
Shareholders of the company	$343	$1,140
Non-controlling interests	89	35
Profit for the period	$432	$1,175

Earnings per share from continuing operations
Basic	$0.66	$2.27
Diluted	$0.65	$2.23
Loss per share from discontinued operations
Basic and diluted	$—	$(0.05)
Earnings per share
Basic	$0.66	$2.22
Diluted	$0.65	$2.18
Weighted average shares outstanding (millions)	517.7	514.1
Weighted average diluted shares outstanding (millions)	524.1	522.3
Shares outstanding at end of period (millions)	518.0	514.7

55	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Profit for the period	$432	$1,175

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $6 and $nil)	394	(10)
Change in fair value of debt securities (net of taxes of $nil and $nil)	1	1
	395	(9)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(2) and $nil)	14	—
Remeasurements of retirement benefit plans (net of taxes of $(17) and $(5))	23	5
	37	5
Total other comprehensive income (loss) for the period	432	(4)
Total comprehensive income for the period	$864	$1,171

Total comprehensive income attributable to:
Shareholders of the company	$760	$1,137
Non-controlling interests	104	34
	$864	$1,171

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	$760	$1,163
Discontinued operations	—	(26)
	$760	$1,137

56	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Operating activities
Profit from continuing operations for the period	$432	$1,201
Depreciation and amortization	630	423
Provision for income taxes from continuing operations	309	655
Gain on disposal or contribution of assets	(8)	(266)
Net finance expense	231	30
Income taxes paid	(1,325)	(254)
Remeasurement of decommissioning and restoration provisions for closed operations	(32)	11
QB2 variable consideration to IMSA and ENAMI	20	2
Other	28	(56)
Net change in non-cash working capital items	(243)	(654)
Net cash provided by continuing operating activities	42	1,092

Investing activities
Expenditures on property, plant and equipment	(783)	(1,271)
Capitalized production stripping costs	(318)	(310)
Expenditures on investments and other assets	(17)	(44)
Proceeds from sale of Fort Hills	—	1,014
Proceeds from investments and assets	39	53
Net cash used in continuing investing activities	(1,079)	(558)
Net cash used in discontinued investing activities	—	(14)
	(1,079)	(572)
Financing activities
Proceeds from debt	50	57
Redemption, purchase or repayment of debt	(32)	(177)
Repayment of lease liabilities	(39)	(36)
QB2 advances from SMM/SC	85	308
Acquisition of non-controlling interest in EVR by NSC	1,675	—
Interest and finance charges paid	(106)	(95)
Issuance of Class B subordinate voting shares	54	19
Purchase and cancellation of Class B subordinate voting shares	(74)	—
Dividends paid	(65)	(321)
Contributions from non-controlling interests	30	104
Distributions to non-controlling interests	—	(12)
Other liabilities	(14)	(8)
Net cash provided by (used in) continuing financing activities	1,564	(161)
Net cash used in discontinued financing activities	—	(3)
	1,564	(164)
Increase in cash and cash equivalents	527	356
Change in cash classified as held for sale	—	29
Effect of exchange rate changes on cash and cash equivalents	24	(3)
Cash and cash equivalents at beginning of period	744	1,883
Cash and cash equivalents at end of period	$1,295	$2,265

57	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$1,295	$744
Current income taxes receivable	199	94
Trade and settlement receivables	2,134	2,096
Inventories	3,059	2,946
Prepaids and other current assets	615	585
	7,302	6,465
Financial and other assets	1,916	1,874
Investment in joint venture	1,143	1,116
Property, plant and equipment	46,782	45,565
Deferred income tax assets	65	65
Goodwill	1,118	1,108
	$58,326	$56,193
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,951	$4,001
Current portion of debt (Note 9)	545	515
Current portion of lease liabilities	216	195
Current income taxes payable	202	1,181
	4,914	5,892
Debt (Note 9)	6,171	6,019
Lease liabilities	874	866
QB2 advances from SMM/SC (Note 10)	3,669	3,497
Deferred income tax liabilities	6,524	6,188
Retirement benefit liabilities	427	445
Provisions and other liabilities	4,970	4,994
	27,549	27,901
Equity
Attributable to shareholders of the company	26,184	26,988
Attributable to non-controlling interests	4,593	1,304
	30,777	28,292
	$58,326	$56,193

58	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,458	6,133
Share repurchases	(18)	—
Issued on exercise of options	72	25
End of period	6,512	6,158
Retained earnings
Beginning of period	19,618	18,065
Profit for the period attributable to shareholders of the company	343	1,140
Dividends paid	(65)	(321)
Share repurchases	(62)	—
Change from NSC/POSCO transaction (Note 4)	(1,479)	—
Remeasurements of retirement benefit plans	23	5
End of period	18,378	18,889
Contributed surplus
Beginning of period	213	207
Share option compensation expense (Note 11(a))	6	8
Transfer to Class B subordinate voting shares on exercise of options	(18)	(6)
End of period	201	209
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	693	1,062
Other comprehensive income (loss)	417	(3)
Less remeasurements of retirement benefit plans recorded in retained earnings	(23)	(5)
End of period	1,087	1,054
Non-controlling interests
Beginning of period	1,304	1,038
Profit for the period attributable to non-controlling interests	89	35
Other comprehensive income (loss) attributable to non-controlling interests	15	(1)
Change from NSC/POSCO transaction (Note 4)	3,155	—
Contributions from non-controlling interests	30	104
Distributions to non-controlling interests	—	(12)
End of period	4,593	1,164
Total equity	$30,777	$27,480

59	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2 and for certain policies related to new transactions disclosed in the related note. On April 24, 2024, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

3.	FORT HILLS DISCONTINUED OPERATIONS

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). Results of discontinued operations of the Fort Hills disposal group is shown in the table below.

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Revenue	$—	$143
Cost of sales	—	(161)
Loss from operations	—	(18)
Net finance expense	—	(2)
Loss on sale	—	(8)
Loss from discontinued operations before taxes	—	(28)
Recovery of income taxes	—	2
Loss from discontinued operations	$—	$(26)

60	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS

Sale of Steelmaking Coal Business

On November 13, 2023, we announced our agreement to sell our interest in our steelmaking coal business, Elk Valley Resources (EVR), through a sale of a majority stake to Glencore plc (Glencore) and a sale of a minority stake to Nippon Steel Corporation (NSC) and POSCO.

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its current 2.5% interest in our Elkview Operations plus US$1.3 billion in cash paid to Teck at the closing date. POSCO exchanged its 2.5% interest in our Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. We have accounted for these transactions as equity transactions with non-controlling interests which resulted in a net reduction in retained earnings of $1.5 billion and an increase in non-controlling interests of $3.2 billion. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

As at March 31, 2024, we performed an impairment test for our steelmaking coal group of cash-generating units (CGUs) as a result of an increase to our carrying amount of the net assets of the steelmaking coal group of CGUs. We re-estimated the recoverable amount by updating significant assumptions used to determine the expected consideration, consistent with the impairment test performed as at December 31, 2023. The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount. These fair value less costs of disposal (FVLCD) estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 15).

If the transaction closes, Glencore will acquire 77% of EVR for US$6.9 billion in cash, payable to us at closing of the Glencore transaction, subject to customary closing adjustments.

Teck will continue to operate the steelmaking coal business and will retain substantially all cash flows from the steelmaking coal business until closing of the Glencore transaction. At closing of the Glencore transaction, Glencore will acquire from us any remaining amount due to Teck from EVR.

Closing of the sale of the majority interest in EVR to Glencore is subject to receipt of all required regulatory approvals, including approval under the Investment Canada Act. The timing and outcome of the regulatory process is not known with sufficient certainty and as such, we are not in a position to conclude that receipt of the required regulatory approvals, and resulting closing of the transaction, is highly probable. Therefore, we have determined that our steelmaking coal business did not meet the criteria to be classified as held for sale at March 31, 2024.

61	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 12) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation. As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the revenue related to Fort Hills, which was part of our energy business unit, in the tables below. Revenue related to Fort Hills is disclosed as part of Note 3, Fort Hills Discontinued Operations.

(CAD$ in millions)	Three months ended March 31, 2024
	Copper	Zinc	Steelmaking Coal	Total
Copper	$999	$—	$—	$999
Zinc	34	421	—	455
Steelmaking coal	—	—	2,369	2,369
Silver	15	99	—	114
Lead	—	41	—	41
Other	30	96	—	126
Intra-segment	—	(116)	—	(116)
	$1,078	$541	$2,369	$3,988

(CAD$ in millions)	Three months ended March 31, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$659	$—	$—	$659
Zinc	61	551	—	612
Steelmaking coal	—	—	2,406	2,406
Silver	8	71	—	79
Lead	1	45	—	46
Other	34	82	—	116
Intra-segment	—	(133)	—	(133)
	$763	$616	$2,406	$3,785

62	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Settlement pricing adjustments	$(83)	$87
Share-based compensation (Note 11(a))	(35)	(22)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	29	(17)
Care and maintenance costs	(15)	(15)
Social responsibility and donations	(14)	(12)
Gain on disposal or contribution of assets	8	263
Commodity derivatives	(2)	6
Take or pay contract costs	(17)	(25)
Elkview business interruption claim	—	102
Other	(59)	(60)
	$(188)	$307

7.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Debt interest	$58	$60
Interest on QB2 project financing	55	59
Interest on advances from SMM/SC	82	52
Interest on lease liabilities	14	5
Letters of credit and standby fees	13	10
Accretion on decommissioning and restoration provisions	55	43
Other	18	8
	295	237
Less capitalized borrowing costs	(36)	(176)
	$259	$61

63	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2024	2023
QB2 variable consideration to IMSA and ENAMI	$(20)	$(2)
Foreign exchange gains	2	40
Downstream pipeline take-or-pay toll commitment	4	—
Other	(4)	(11)
	$(18)	$27

9.	DEBT

($ in millions)	March 31, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030	$503	$630	$675	$503	$621	$658
6.125% notes due October 2035	336	472	450	336	467	439
6.0% notes due August 2040	473	645	639	473	642	624
6.25% notes due July 2041	396	551	532	396	544	519
5.2% notes due March 2042	395	492	528	395	488	516
5.4% notes due February 2043	367	465	493	367	466	481
	2,470	3,255	3,317	2,470	3,228	3,237
QB2 project financing facility (a)	2,206	3,069	2,948	2,206	2,979	2,873
Carmen de Andacollo short-term loans (b)	108	146	146	95	126	126
Antamina loan agreement (c)	225	305	305	225	298	298
	$5,009	$6,775	$6,716	$4,996	$6,631	$6,534
Less current portion of debt	(402)	(545)	(545)	(389)	(515)	(515)
	$4,607	$6,230	$6,171	$4,607	$6,116	$6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

64	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

a)	QB2 Project Financing Facility

As at March 31, 2024, the limited recourse QB2 project financing facility had a balance of US$2.2 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

b)	Carmen de Andacollo Short-Term Loans

As at March 31, 2024, we had $146 million (US$108 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

c)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at March 31, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

d)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at March 31, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.20 to 1.0 at March 31, 2024, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2024, we had $2.9 billion of letters of credit outstanding.

We also had $1.2 billion in surety bonds outstanding at March 31, 2024, to support current and future reclamation obligations.

65	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	QB2 ADVANCES FROM SMM/SC

($ in millions)	March 31, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$2,725	$3,798	$3,669	$2,661	$3,589	$3,497

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 15).

11.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2024, we granted 1,025,795 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $52.15, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $21.21 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.8 years
Risk-free interest rate	3.46%
Dividend yield	0.96%
Expected volatility	42%

During the three months ended March 31, 2024, share-based compensation expense related to stock options was $6 million (2023 – $8 million expense).

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the three months ended March 31, 2024, we issued 895,912 Units. The total number of Units outstanding at March 31, 2024 was 4,878,511. During the three months ended March 31, 2024, share-based compensation expense related to Units was $29 million (2023 – $14 million expense).

During the three months ended March 31, 2024, total share-based compensation expense was $35 million (2023 – $22 million expense) (Note 6).

b)	Accumulated Other Comprehensive Income

	Three months ended March 31,
(CAD$ in millions)	2024	2023
Currency translation differences	$983	$960
Gain on marketable equity and debt securities (net of tax of $(12) and $(12))	104	94
	$1,087	$1,054

66	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

c)	Dividends

Dividends of $0.125 per share, totalling $65 million, were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2024.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2023, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2023 to November 21, 2024. All purchased shares will be cancelled.

During the three months ended March 31, 2024, we purchased 1,431,300 Class B subordinate voting shares for $80 million, which was recorded as part of equity. Of the shares purchased, $74 million were paid in cash for the cancellation of 1,316,600 Class B subordinate voting shares. Subsequent to March 31, 2024, $6 million were paid in cash for the cancellation of the remaining 114,700 Class B subordinate voting shares. There were no purchases and no cancellations of Class B subordinate voting shares in the first quarter of 2023.

67	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our President and Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills in the tables below. The segmented information related to Fort Hills is disclosed as part of Note 3, Fort Hills Discontinued Operations.

	Three months ended March 31, 2024
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$1,078	$541	$2,369	$—	$3,988
Cost of sales	(972)	(478)	(1,249)	—	(2,699)
Gross profit	106	63	1,120	—	1,289
Other operating income (expense)	35	(5)	(130)	(196)	(296)
Profit (loss) from operations	141	58	990	(196)	993
Net finance income (expense)	(312)	(16)	(35)	132	(231)
Non-operating income (expense)	(9)	1	(39)	29	(18)
Share of profit (loss) of joint venture	(3)	—	—	—	(3)
Profit (loss) before taxes from continuing operations	(183)	43	916	(35)	741
Capital expenditures from continuing operations	670	55	372	4	1,101
	As at March 31, 2024
Goodwill	416	—	702	—	1,118
Total assets	$29,562	$4,668	$20,520	$3,576	$58,326

	Three months ended March 31, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 5)	$763	$616	$2,406	$—	$3,785
Cost of sales	(502)	(488)	(1,129)	—	(2,119)
Gross profit	261	128	1,277	—	1,666
Other operating income (expense)	244	(13)	243	(285)	189
Profit (loss) from operations	505	115	1,520	(285)	1,855
Net finance income (expense)	(120)	(11)	(25)	126	(30)
Non-operating income (expense)	34	1	(3)	(5)	27
Share of profit of joint venture	4	—	—	—	4
Profit (loss) before taxes from continuing operations	423	105	1,492	(164)	1,856
Capital expenditures from continuing operations	1,198	49	328	6	1,581
	As at March 31, 2023
Goodwill	415	—	702	—	1,117
Total assets	$26,163	$4,495	$18,593	$4,507	$53,758

68	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2024, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the CERCLA claims are not fully developed and they should therefore be dismissed. The motion was denied but not decided on the merits, and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the 9th Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. This claim comprises the entirety of CCT’s outstanding individual claims against TML. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT has filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the 9th Circuit Court of Appeals.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of Teck's potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties that could be material.

69	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

70	Teck Resources Limited 2024 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2024 and December 31, 2023, are summarized in the following table:

(CAD$ in millions)	March 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$395	$—	$—	$395	$345	$—	$—	$345
Marketable and other equity securities	92	—	153	245	79	—	150	229
Debt securities	188	—	—	188	184	—	—	184
Settlement receivables	—	1,455	—	1,455	—	1,254	—	1,254
Derivative instruments and embedded derivatives	—	87	—	87	—	92	—	92
	$675	$1,542	$153	$2,370	$608	$1,346	$150	$2,104

Financial liabilities
Derivative instruments and embedded derivatives	$—	$141	$—	$141	$—	$148	$—	$148
Settlement payables	—	101	—	101	—	36	—	36
	$—	$242	$—	$242	$—	$184	$—	$184

The discounted cash flow model used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements (Note 4).

Unless disclosed elsewhere in our financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

71	Teck Resources Limited 2024 First Quarter News Release